Exhibit 99.59

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (the “Company” or “DHX”)

1478 Queen Street

Halifax, NS B3J 2H7

Item 2	Date of Material Change

December 1, 2014

Item 3	News Release

The news release was disseminated through Canada NewsWire on December 2, 2014 and filed on SEDAR on December 2, 2014.

Item 4	Summary of Material Change

The Company announced the acquisition of Nerd Corps Entertainment Inc., producer of Disney XD’s Slugterra, and other children’s properties.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced it has entered into a definitive agreement to acquire, directly and indirectly, all of the issued and outstanding shares of Nerd Corps Entertainment Inc. and its subsidiaries (“Nerd Corps”). The purchase price will be up to $57 million, subject to certain customary post-closing adjustments. The purchase price is payable as to up to $32.7 million from cash and the remainder through the issuance of 2,693,748 DHX shares. DHX expects the transaction to be accretive to net earnings per share for fiscal 2015. Nerd Corps recorded unaudited fiscal 2013 revenues of approximately $20 million, and adjusted EBITDA of approximately $10.6 million. Completion of the transaction is subject to certain conditions including the receipt of the consent of DHX’s lenders the Toronto Stock Exchange. The transaction is anticipated to close by December 24, 2014.

The acquisition increases DHX's operating leverage, adding Nerd Corps' animation studio in Vancouver, BC, which features five lines of production, as well as Nerd Corps' interactive apps, gaming expertise, and licensing opportunities with Nerd Corps' brands. The transaction brings more than 200 half hours of proprietary children's content to DHX's library, including the hit comedy adventure series, Slugterra, which has been broadcast in more than 150 countries and is one of the most popular titles on Disney XD in both Canada and the US.

Nerd Corps co-founder Asaph "Ace" Fipke will be joining DHX’s content division in the role of Chief Content Officer, Kids & Family, reporting to DHX President and Chief Operating Officer, Steven DeNure and Nerd Corps’ President, Ken Faier, will be joining DHX’s content division as Senior VP and General Manager, Kids & Family.

Additional Information on Nerd Corps

Founded in 2002, Nerd Corps has grown from a small operation in downtown Vancouver, BC, to a team of approximately 400 artists, storytellers and management professionals. The company is noted for its highly creative vision that generates entertainment experiences for children that reach across platforms, from television to mobile, online, toys and more. Nerd Corps' Vancouver animation studio produces and distributes a diverse slate of award-winning original properties, including Endangered Species, Kate & Mim-Mim, League of Super Evil, Rated A for Awesome, Slugterra, and Storm Hawks. Nerd Corps has also produced award-winning animation as a third-party service provider for some of the top children's brands globally.

Non-IFRS Measures

The term "EBITDA" refers to earnings before deducting interest, taxes, depreciation, amortization, foreign exchange gain or loss, and stock-based compensation. The term “adjusted EBITDA” refers to EBITDA adjusted to add back producer fees paid to principals which were included in costs of goods sold but which will not be paid in future periods. Management believes that EBITDA is a useful measure as it provides an indication of the operational results of the business prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration asset amortization. Management believes that adjusted EBITDA is a useful measure as it normalizes EBITDA to account for costs that would not typically be incurred by the Company in its production operations. EBITDA and adjusted EBITDA do not have standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are not necessarily comparable to similar measures provided by other companies. Accordingly, investors are cautioned that EBITDA and adjusted EBITDA should not be construed as an alternative to operating income or net income determined in accordance with IFRS as an indicator of the Company's financial performance or as a measure of its liquidity and cash flows.

Disclaimer

This report contains forward looking statements with respect to DHX and the proposed acquisition of Nerd Corps including statements regarding the expected benefits of the acquisition, the expected accretive nature of the acquisition and the transaction closing date. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to the satisfaction of the conditions to closing the acquisition, risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact David A. Regan - EVP, Corporate Development & IR, at (902) 423-0260

Item 9	Date of Report

December 11, 2014

– 3 –